

Investor Conference
April 5, 2006



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the conference today will include forward-looking statements relating to our sales, income from operations, adjusted income from operations, net income, net income per share, our worldwide markets and our growth in relation to end markets we serve. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of Hawk's control. We do not assume any obligation to update these forward-looking statements.

This presentation includes certain non-GAAP measures as defined by SEC rules. A reconciliation of those measures to a comparable GAAP equivalent is available within or at the end of this presentation.

Investment Highlights

- Leading provider of friction products and powder metal precision component parts to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- 30% of sales generated from stable OEM and direct aftermarket

- Long standing blue chip customer relationships: 20+ years

- No significant customer, SKU or end-market concentrations

- Approximately $2.0 million annualized cost savings from plant move to be achieved beginning in 2006

- Significant management ownership: 32% of common shares

Tulsa Relocation

- Oklahoma facility complete and full production commenced in 4th qtr of 2005
    - *Brook Park, OH facility operations ceased as of October 2005*
- Total of $5.5 million of direct restructuring costs incurred in 2005. No direct restructuring costs expected in 2006
- Start-up transition costs to continue through 2nd quarter of 2006
- Annualized cost savings of approximately $2.0 million to begin in 2006
- Additional savings to be achieved in 2006 from the elimination of plant inefficiencies and overhead duplication
- Vice President of Manufacturing Innovation position created to direct strategic direction of Tulsa operations

Hawk serves some of the world's best known companies

CATERPILLAR®

ABSC — AIRCRAFT BRAKING SYSTEMS CORPORATION

E·T·N

GOODRICH

Electrolux

MTD — For A Growing World™

JOHN DEERE

Hydro-Gear®

PEPBOYS AUTO — Parts, Service and So Much More

HARLEY-DAVIDSON MOTOR COMPANY

CNH

HAWK CORPORATION

Revenues by Market 2005



Appliance $6.5 2.4%

Aerospace $27.0 10.2%

Other $27.0 10.2%

Automotive $12.9 4.9%

Truck $27.2 10.2%

Hawk Racing $14.8 5.6%

Perf. Brake $7.2 2.7%

Fluid Power $18.3 6.9%

Const/Mining $63.5 23.9%

Agriculture $24.5 9.2%

Lawn & Garden $16.8 6.3%

Specialty Friction $19.7 7.4%

HAWK CORPORATION

Friction Products Group

  

Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials	Truck
Components/Assemblies	Aerospace
	Construction & Mining
	Agriculture
	Recreation and performance automotive
	Military

Friction technology improvements offering longer life, better friction qualities, lighter weight

HAWK CORPORATION

FPG Market Position

($ in Millions)

Market	Total Market Size	2005 Hawk Sales	2004 Hawk Sales	Competition	Customers
Off-Highway	$300	$87.2 Up 8.6%	$80.3	▪ Raytech ▪ Dynax ▪ Borg-Worner	▪ Caterpillar ▪ Deere ▪ Dana ▪ ZF Sachs ▪ Allison
Aircraft	$75	$27.0 Up 12.5%	$24.0	▪ Honeywell	▪ Goodrich ▪ ABS ▪ Parker Hannifin
On-Highway	$170	$25.9 Up 22.8%	$21.1	▪ Miba	▪ Eaton ▪ ZF Sachs
Specialty & Perf. Brake	$180	$26.9 Up 17.5%	$22.9	▪ Miba ▪ Carbonne ▪ Toshiba	▪ Hayes/Harley ▪ Military Humvee ▪ Bombardier ▪ Arctic Cat ▪ Pep Boys

HAWK CORPORATION

Hawk Precision Components

  

Conversioneering™ of components for pumps, motors, transmissions, brakes and other engineered products

Products	Markets
Powder metal components	Lawn and garden
Metal injection molded (MIM) powder metal components	Fluid Power
	Agricultural
	Truck
	Appliance
	Telecom

Technologies to improve strength, dimensional control and complex shapes

HPCG Market Position

($ in Millions)

Market	Total Market Size	2005 Hawk Sales	2004 Hawk Sales	Competition	Customers
Industrial PM	$1,500	$68.1 Up 6.4%	$64.0	▪ Burgess Norton ▪ GKN ▪ Keystone	▪ Hydro-Gear ▪ Parker Hannifin ▪ MTD ▪ Stihl
Automotive PM	$3,500	$12.9 Up 4.9%	$12.3	▪ GKN ▪ Stackpole	▪ Autoliv ▪ Deuer ▪ Second tier suppliers
Metal Injection Molding (MIM)	$150	$2.6 Up 13.0%	$2.3	▪ Phillips ▪ Thermat ▪ AFT ▪ Parmatech	▪ Filtronic (Nokia) ▪ Rigid Tool ▪ Hydro-Gear ▪ Whirlaway ▪ Snap-On

Hawk Racing





Gears, bearings, driveshafts, bellhousings and starters

Products	Markets
Gear boxes, Transmissions & Clutches	Motorsport – NASCAR, ALMS, SCCA and street

Manufacturer of high performance clutch and drive train components for motorsport applications

Market recovery and NPI's drive sales increase...



Quarterly Sales
(in millions)

Legend: 2003 | 2004 | 2005 | 2006E

Record 2005 sales increased 10% over 2004

3rd & 4th qtr adjusted operating income impacted by Tulsa plant start-up costs and inefficiencies



Adjusted operating income

(in millions)

2006 projected operating results

(in millions)	12/31/2003	12/31/2004	12/31/2005	12/31/2006 Guidance [1]
Net sales	$202.6	$241.2	$265.4	$290.0 – $300.0
Income from operations	$10.9	$17.3	$9.3	$23.0 – $25.0
Non-recurring costs	1.9	1.8	6.1	0.0
Adjusted income from operations	$12.8	$19.1	$15.4	$23.0 – $25.0
Deprec & amort	$10.9	$10.8	$11.4	$13.0
Adjusted EPS				$0.80 - $0.90

Attractive Enterprise Valuation

Current stock price		$13.92
Shares outstanding (fully diluted)		9.4 million
Equity market cap		$131.0 million
Net debt	$110.5 million	
Enterprise value (EV)		$241.5 million
EV/2006e Revenues	$300.0 million	0.81x
EV/2006e Operating income	$25.0 million	9.7x

Expectations for 2006

- End-market sales growth to remain strong

- Robust pace of new product introductions

- Tulsa plant move annualized savings of approximately $2.0 million beginning in 2006

- Earnings contribution from HPCG new technologies being achieved

- Direct aftermarket sales growth focus

- Improved operating results from China friction and powder metal facilities

Investment Highlights

- Leading provider of friction products and powder metal precision component parts to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- 30% of sales generated from stable OEM and direct aftermarket

- Long standing blue chip customer relationships: 20+ years

- No significant customer, SKU or end-market concentrations

- Approximately $2.0 million annualized cost savings from plant move to be achieved beginning in 2006

- Significant management ownership: 32% of common shares



Reconciliation of adjusted operating income

	2003	2004	2005	2006 guidance*
Operating Income, as reported (GAAP)	$10.9	$17.3	$9.3	$24.0 – 25.0
Restructuring costs		1.1	5.5	
Other non-recurring costs, net	1.9	0.7	0.6	
Adjusted Operating Income	**$12.8**	**$19.1**	**$15.4**	**$24.0 – 25.0**
Depreciation & Amortization	$10.9	$10.8	$11.4	$13.0

* Per Hawk Corporation Form 10-K filed March 29, 2006